Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

May 22, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Ethan Horowitz, Staff Accountant

Re:	Marani Brands, Inc. Item 4.01 Form 8-K Filed May 9, 2008 File No. 333-123176

Dear Mr. Horowitz:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its most recent letter relating to the Form 8-K of Marani Brands, Inc. This response letter accompanies the filling of the Company’s Form 8-K/A.

Form 8-K, filed, May 9, 2008

1.	In accordance with Item 304(a)(1)(iii) of Regulation S-K, please amend your filing to disclose, if true, that the decision to change independent accountants was approved by your board of directors

Response

We have added the required language as it appears on the Form 8-K/A

2.
Please file a letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with the disclosures in your amended Form 8-K filing.

Response

We have obtained and attached as Exhibit 16.1 to the Form 8-K/A the required new letter from the former independent accountant.

Also, we acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, /s/ Margrit Eyraud By: Margrit Eyraud Chief Executive Officer